Exhibit 99.62

Intermap Awarded Initial U.S. Department of Defense Subcontract for Irregular

Warfare Technical Support Directorate

Supporting Prime Contractor Endurance Group

Building warfighter capability with real 3D mapping and exploitation

Meeting critical operational and development requirements

DENVER, Nov. 19, 2024 — Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced a subcontract award with Endurance Group, a NC Defense Contracting company, and the prime contractor to provide the Pentagon’s Irregular Warfare Technical Support Directorate (IWTSD) with an augmented reality platform for subterranean use by military and law enforcement agencies. This contract was awarded by IWTSD under the CY 2024 Defense Budget, with Intermap’s initial work commencing during Q3 2024.

IWTSD identifies, develops and fields capabilities for the U.S. Department of Defense to conduct irregular warfare against all adversaries including Great Power competitors and non-state actors, and delivers those capabilities to DOD components and interagency partners supporting U.S. military operations. This subcontract, part of the larger Endurance Group prime contract to support special mission units, is a testament to Intermap’s reputation for delivering high-quality geospatial services to the joint force, inter-agency and host nation partners, and its track record of meeting and exceeding client expectations for urgent and complex requirements. Under this contract, Intermap will deliver comprehensive 3D mapping and rendering services to support the development of the augmented reality system for subterranean use.

“We are honored to contribute our unique expertise for this significant contract by the IWTSD as a valued subcontractor for Endurance Group,” said Patrick A. Blott, Intermap Chairman and CEO. “This award leverages advanced commercial capabilities for decision advantage in support of tier-one warfighters.”

Learn more about Intermap’s government solutions at intermap.com/government-regulated-industries.

Technology and Communications Security

Certain proprietary data, technical information, software and scientific approaches provided by Intermap represent critical technology as defined by the U.S. Department of Defense and is released by Intermap on the condition it will not be released to another nation and will be used for military purposes only with specific authority from the DOD and in compliance with Intermap’s end user license agreements. Technology may be restricted for DOD use only as Controlled Unclassified Information (CUI) whose export is restricted by the Arms Export Control Act (Title 22), Export Administration Act (Title 50), DODI 5520 Safeguarding Controlled Unclassified Information, International Traffic in Arms Regulation (ITAR), under which unauthorized disclosure is subject to sever criminal penalties. Intermap adopts Communications Security procedures (COMSEC).

Intermap Reader Advisory

Certain information provided in this news release, including reference to revenue growth, constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CEO@intermap.com

+1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266